UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED (Registrant)
Date October 19, 2004	By	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:	New Release dated October 18, 2004

EXHIBIT A

ENHANCED TOLKO OFFER TRIGGERS 5-DAY “RIGHT TO MATCH” BY INTERFOR

Kelowna, British Columbia, October 18, 2004 — The Board of Directors of Riverside Forest Products Limited (TSX: RFP) has determined that Tolko’s proposed cash offer to purchase all of Riverside’s outstanding shares for $40 per share is a “superior proposal” as defined in the pre-acquisition agreement signed with International Forest Products (“Interfor”) on October 3, 2004.

This determination triggers a right for Interfor to match or exceed Tolko’s offer within five business days, or no later than Friday, October 22, 2004. In the meantime, the Board has not modified its previous recommendations to shareholders.

Stating that it had served its purpose in giving Riverside time to maximize value for its shareholders, the Board also voted to terminate Riverside’s Shareholder Rights Plan.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said, “With Tolko now having come forward, we will wait to see what Interfor does and will communicate further with shareholders in due course. As has been the case from day one, we will continue to be guided in this process by what is in the best interests of all Riverside shareholders.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

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Media Contacts:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694-6030	(604) 694-6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904